UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Exxon Mobil Corporation
(Exact name of the registrant as specified in its charter)

New Jersey	1-2256	13-5409005
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

 22777 Springwoods Village Parkway, Spring, Texas 77389-1425
(Address of principal executive offices) (Zip Code)

Cindy Allen (972) 940-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____ .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the “conflict mineral rules”) require certain disclosures concerning supply sources for conflict minerals – consisting of gold, tin, tungsten, or tantalum – that may be necessary to the manufacture or functionality of a company’s products. Terms and phrases used but not defined in this disclosure have the meanings given under the conflict mineral rules.

No conflict mineral is intentionally added to, or serves as a functional component of, products sold by Exxon Mobil Corporation (“ExxonMobil”). However, the manufacturing process for certain of ExxonMobil’s refined petroleum and petrochemical products utilizes catalysts which include tin, tungsten, or gold compounds as active ingredients. Depending on the type of catalysis process used, trace amounts of such minerals may exist in some of our finished products.

We understand the staff of the U.S. Securities and Exchange Commission (“SEC”) has previously issued oral guidance that conflict mineral compounds are not subject to reporting under the conflict mineral rules. However, in the absence of affirmative written SEC guidance on this point, ExxonMobil has conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals described above for 2024. Such inquiry is reasonably designed to determine whether any of these minerals originated in the Democratic Republic of the Congo or an adjoining country (the “covered countries") or are from recycled or scrap sources.

The tin, tungsten, or gold catalysts used by ExxonMobil in 2024 were purchased from third party suppliers. ExxonMobil’s country of origin inquiry includes obtaining from each of these suppliers for catalysts containing tin, tungsten, or gold compounds an annual written declaration in the form of the Conflict Minerals Reporting Template (“CMRT”) promulgated by the Responsible Minerals Initiative (“RMI”). Our contracts with each of these catalyst suppliers also require the suppliers to have and maintain procedures reasonably designed to ensure that all conflict minerals necessary to the functionality of products manufactured by the supplier or contracted by the supplier to be manufactured that are sold to ExxonMobil will be conflict free.

With respect to products we manufactured or contracted to manufacture in 2024, we have obtained completed CMRT declarations from each of our nine third-party suppliers of catalysts containing tin, tungsten, or gold compounds.

All applicable suppliers certified that the gold used in their catalysts did not originate in the covered countries. Based on these inquiries, we conclude that, with respect to catalysts containing gold compounds which were used in the manufacture of products by ExxonMobil in 2024, such minerals did not originate in the covered countries.

Six out of nine suppliers certified that the tin or tungsten used in their catalysts did not originate in the covered countries. Based on these inquiries, we conclude that, with respect to catalysts containing tin or tungsten compounds from these suppliers which were used in the manufacture of products by ExxonMobil in 2024, such minerals did not originate in the covered countries.

The three remaining suppliers indicated in their CMRT declarations that some of the smelters in their respective supply chains source tin and/or tungsten from the covered countries (the “covered country declarations”). All three of the covered country declarations were provided on a company basis rather than a product basis so it is not known with certainty that minerals from the covered countries were actually used to produce catalysts sold to ExxonMobil. Covered country declarations represented that any covered country smelters or refiners used in the supplier’s supply chain in 2024 were “conformant” within the meaning of the RMI standards. Under RMI definitions, “conformant” means smelters and refiners that have successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) or an equivalent cross-recognized assessment. RMAP includes Supply Chain Transparency Audit Protocols for tin or tungsten, as applicable, under which a “conformant” smelter must have completed a RMAP conformance audit conducted by an independent third-party auditor.

Based on the representations made in the covered country declarations regarding the supply chains upstream of ExxonMobil’s direct catalyst suppliers, together with information provided in further discussions with certain of these suppliers and information available on the RMI website, we do not believe further diligence regarding these supply chains is necessary on ExxonMobil’s part.

This Conflict Minerals Disclosure and accompanying Conflict Minerals Report are available on ExxonMobil’s website at:
https://corporate.exxonmobil.com/who-we-are/policy/conflict-minerals

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXXON MOBIL CORPORATION

	/s/ KATHRYN A. MIKELLS	May 15, 2025
By	Kathryn A. Mikells	(Date)
Senior Vice President and Chief Financial Officer

4